SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number 001-33535

ACTIONS SEMICONDUCTOR CO., LTD.

No. 1, Ke Ji Si Road

Technology Innovation Coast of Hi-Tech Zone, Zhuhai

Guangdong, 519085

The People’s Republic of China

(86-756) 339-2353

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes ☐ No ☒

Actions Semiconductor Co., Ltd. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1: Press Release, dated September 20, 2013, entitled “Actions Semiconductor Revises Revenue Outlook for the Third Quarter of 2013.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Actions Semiconductor Co., Ltd.

By:	/s/Nigel Liu
	Name:	Nigel Liu
	Title:	Chief Financial Officer

Date: September 23, 2013

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	Press Release, dated September 20, 2013, entitled “Actions Semiconductor Revises Revenue Outlook for the Third Quarter of 2013.”